Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sterling Bancshares, Inc.
(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•                  “Comerica Quarterly Results at a Glance” dated July 19, 2011

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective,” “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of Comerica’s management based on information known to Comerica’s management as of the date of this filing and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Comerica’s management for future or past operations, products or services, and forecasts of Comerica’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, estimates of credit trends and global stability. Such statements reflect the view of Comerica’s management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Comerica’s actual results could differ materially from those discussed.  Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions and related credit and market conditions; changes in trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; adverse conditions in the capital markets; the interdependence of financial service companies; changes in regulation or oversight, including the effects of recently enacted legislation, actions taken by or proposed by the U.S. Treasury, the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Federal Deposit Insurance Corporation, legislation or regulations enacted in the future, and the impact and expiration of such legislation and regulatory actions; unfavorable developments concerning credit quality; the proposed acquisition of Sterling Bancshares, Inc. (“Sterling”), or any future acquisitions; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries in which Comerica has a concentration of loans, including, but not limited to, the automotive production industry and the real estate business lines; the implementation of Comerica’s strategies and business models, including the anticipated performance of any new banking centers; Comerica’s ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties or information security problems; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; the entry of new competitors in Comerica’s markets; changes in customer borrowing, repayment, investment and deposit practices; management’s ability to maintain and expand customer relationships; management’s ability to retain key officers and employees; the impact of legal and regulatory proceedings; the effectiveness of methods of reducing risk exposures; the effects of war and other armed conflicts or acts of terrorism and the effects of catastrophic events including, but not limited to, hurricanes, tornadoes, earthquakes, fires, droughts and floods. Comerica cautions that the foregoing list of factors is not exclusive. For discussion of factors that may cause actual results to differ from expectations, please refer to our filings with the Securities and Exchange Commission (“SEC”). In particular, please refer to “Item 1A. Risk Factors” beginning on page 16 of Comerica’s Annual Report on Form 10-K for the year ended December 31, 2010. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this filing or in any documents, Comerica claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

CORE STRENGTH | Comerica Quarterly Results at a Glance

Comerica Bank
comerica.com

SECOND QUARTER 2011 OVERVIEW

(Any comparisons are to 1Q11)

AVERAGE LOAN GROWTH IN :

- Middle Market +$160 million; +1 percent
- Global Corporate +$136 million; +3 percent
- Energy Lending +$33 million; +2 percent

OFFSET BY DECLINES IN :

- Commercial Real Estate ($393) million; -9 percent
- National Dealer Services ($194) million;-5 percent

TOTAL AVERAGE LOANS DECREASED 1 PERCENT

AVERAGE CORE DEPOSITS UP $881 MILLION WITH INCREASES IN ALL MAJOR MARKETS

NET INTEREST MARGIN DECREASED TO 3.14%

- Primarily as a result of an increase in excess liquidity and a decrease in LIBOR

NONINTEREST EXPENSES REMAINED WELL CONTROLLED, DECREASING $6 MILLION

BROAD-BASED IMPROVEMENT IN CREDIT QUALITY CONTINUES

- Net credit-related charge-offs declined $11 million to $90 million
- Nonperforming assets declined $60 million
- Watch list declined $339 million

CAPITAL RATIOS REMAIN SOLID

- Tier I Capital Ratio estimated at 10.53%

STERLING BANCSHARES UPDATE

- Following the expiration of the required 15-day Department of Justice waiting period associated with the Federal Reserve Board's approval order, we expect the acquisition will close on July 28, 2011.

"We were pleased to see commercial loan growth in the second quarter, driven primarily by increases in Middle Market, Global Corporate Banking and Specialty Businesses, partially offset by a decrease in floor plan loans in National Dealer Services. ..We are excited about our pending acquisition of Sterling Bancshares, Inc., a strategically compelling transaction that significantly boosts our presence in the growing state of Texas."
Ralph W. Babb Jr., Chairman & CEO

Middle Market Loans



12,230
11,949
11,770
11,864
12,024
+1%
+1%
2Q10
3Q10
4Q10
1Q11
2Q11

Global Corporate Banking Loans



4,619
4,398
4,344
4,620
4,756
+6%
+3%
2Q10
3Q10
4Q10
1Q11
2Q11

Average loan balances in $ millions

FINANCIAL RESULTS	2Q11	1Q11
Income Before Income Taxes	$ 137	$ 138
Net Income	96	103
Diluted Income Per Common Share	0.53	0.57
Net Interest Income	391	395
Net Interest Margin	3.14%	3.25%
Provision For Loan Losses	$ 47	$ 49
Noninterest Income	202	207
Noninterest Expenses	409	415
Tier 1 Capital Ratio (2Q11 ratio is estimated)	10.53%	10.35%

(Dollar amounts in millions, except per share data)

CREDIT QUALITY	2Q11	1Q11
Net credit-related charge-offs	$ 90	$ 101
Net credit-related charge-offs/average total loans	0.92%	1.03%
Nonperforming assets (NPAs)	$ 1,044	$ 1,104
Watch list Loans	4,827	5,166
Allowance for credit losses	836	881

(Dollars in millions)

BALANCE SHEET	2Q11	1Q11
AVERAGE BALANCES unless otherwise noted (in millions)		
Total Earning Assets	$50,136	$49,347
Total Loans	39,174	39,551
Total Core Deposits (a)	41,067	40,186
Total Shareholders' Equity (period-end)	6,038	5,877
Total Regulatory Capital (period-end; 2Q11 estimated)	8,705	8,730

(a) Excludes other time deposits and foreign office time deposits

This document is only a summary and is not intended to be complete. For additional information on Comerica Incorporated, please refer to our public filings made with the Securities and Exchange Commission ("SEC"), which can be found at www.sec.gov, including, without limitation, our Current Report on Form 8-K, filed with the SEC on July 19, 2011, relating to our earnings for the second quarter ended June 30, 2011.

This information is current as of July 19, 2011. Comerica's second quarter 2011 earnings release and supplemental slides are posted on www.comerica.com.

FOR MORE INFORMATION: Darlene Persons, Director of Investor Relations • 214-462-6831 or dppersons@comerica.com

FORWARD-LOOKING STATEMENTS Any statements in this communication that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans," "intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration," “opportunity,” “initiative,” "outcome," "continue," "remain," "maintain," "trend," "objective," “pending,” “looks forward” and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to Comerica or its management, are intended to identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of Comerica’s management based on information known to Comerica’s management as of the date of this communication and do not purport to speak as of any other date. Forward-looking statements may include descriptions of plans and objectives of Comerica’s management for future or past operations, products or services, and forecasts of Comerica’s revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries, estimates of credit trends and global stability. Such statements reflect the view of Comerica’s management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, Comerica’s actual results could differ materially from those discussed. Factors that could cause or contribute to such differences are changes in general economic, political or industry conditions and related credit and market conditions; changes in trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve Board; adverse conditions in the capital markets; the interdependence of financial service companies; changes in regulation or oversight, including the effects of recently enacted legislation, actions taken by or proposed by the U.S. Treasury, the Board of Governors of the Federal Reserve System, the Texas Department of Banking and the Federal Deposit Insurance Corporation, legislation or regulations enacted in the future, and the impact and expiration of such legislation and regulatory actions; unfavorable developments concerning credit quality; the proposed acquisition of Sterling Bancshares, Inc. (“Sterling”), or any future acquisitions; the effects of more stringent capital or liquidity requirements; declines or other changes in the businesses or industries in which Comerica has a concentration of loans, including, but not limited to, the automotive production industry and the real estate business lines; the implementation of Comerica’s strategies and business models, including the anticipated performance of any new banking centers; Comerica’s ability to utilize technology to efficiently and effectively develop, market and deliver new products and services; operational difficulties or information security problems; changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing; the entry of new competitors in Comerica’s markets; changes in customer borrowing, repayment, investment and deposit practices; management’s ability to maintain and expand customer relationships; management’s ability to retain key officers and employees; the impact of legal and regulatory proceedings; the effectiveness of methods of reducing risk exposures; the effects of war and other armed conflicts or acts of terrorism and the effects of catastrophic events including, but not limited to, hurricanes, tornadoes, earthquakes, fires, droughts and floods. Comerica cautions that the foregoing list of factors is not exclusive. For discussion of factors that may cause actual results to differ from expectations, please refer to our filings with the Securities and Exchange Commission (the “SEC”). In particular, please refer to “Item 1A. Risk Factors” beginning on page 16 of Comerica’s Annual Report on Form 10-K for the year ended December 31, 2010. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this communication or in any documents, Comerica claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. ADDITIONAL INFORMATION FOR SHAREHOLDERS In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sterling and a Prospectus of Comerica, and Sterling mailed the definitive Proxy Statement/Prospectus to its shareholders on or about April 6, 2011. Each of Comerica and Sterling may file other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”